LISTED FUNDS TRUST

Fee Waiver and Expense Limitation Agreement

April 23, 2026

THIS FEE WAIVER AND EXPENSE LIMITATION AGREEMENT (the “Agreement”) is entered into by and between Listed Funds Trust, a Delaware statutory trust (the “Trust”), on behalf of the series of the Trust set forth in Schedule A attached hereto (each, a “Fund” and collectively, the “Funds”), and Roundhill Financial Inc. (the “Adviser”), the Fund’s investment adviser.
WITNESSETH:
WHEREAS, the Adviser has entered into an Investment Advisory Agreement with the Trust, pursuant to which the Adviser provides, or arranges for the provision of, investment advisory and management services to each Fund, and for which it is compensated based on the average daily net assets of the Fund; and
WHEREAS, the Trust and the Adviser have determined that it is appropriate and in the best interests of each Fund and its shareholders to maintain the expenses of the Fund at or below the level to which the Fund would normally be subject such that its Total Annual Fund Operating Expenses (as defined in the prospectus) do not exceed 0.30%.
    NOW, THEREFORE, in consideration of the covenants and the mutual promises set forth herein, the parties mutually agree as follows:
1.EXPENSE LIMITATION. The Adviser hereby agrees to waive all or a portion of a Fund’s unitary management fee and/or limit the Fund’s Total Annual Fund Operating Expenses such that the Fund’s Total Annual Fund Operating Expenses, at an annual rate, and expressed as a percentage of average daily net assets, shall not exceed the Maximum Annual Operating Expense Limit set forth on Schedule A attached hereto. For the avoidance of doubt, Total Annual Fund Operating Expenses are inclusive of Acquired Fund Fees and Expenses (AFFE). In the event the Fund’s Total Annual Fund Operating Expenses, after any fee waiver or expense limitation, as accrued each month, exceed the Maximum Annual Operating Expense Limit set forth on Schedule A, the Adviser will pay to the Fund, on a monthly basis, the excess expense within thirty (30) calendar days of being notified that an excess expense payment is due. In the event the Board of Trustees of the Trust determines that an excess expense payment due date to be other than thirty (30) calendar days, the Trust will provide the Adviser with ten (10) calendar days written notice prior to the implementation of such other excess expense payment due date. In no case will an excess expense payment due date be less than fifteen (15) calendar days from the date the Adviser is notified of such excess expense.
2.TERM. This Agreement shall continue in effect with respect to a Fund listed on Schedule A until the date indicated thereon (“Initial Term End Date”) and shall thereafter continue in effect from year to year for successive one-year periods, unless and until terminated by the Trust as provided in paragraph 3.
3.TERMINATION. This Agreement may be terminated at any time, and without payment of any penalty, with respect to a Fund: (i) by the Board of Trustees of the Trust (the “Board”), for any reason and at any time; (ii) by the Adviser, for any reason, upon sixty (60) days’ (or such shorter period as agreed to by the Trust) prior written notice to the Trust, such termination to be effective as of the close of business on the Initial Term End Date, on the last day of the then-current one-year period, or on such earlier date as approved by the Board; or (iii) automatically upon the termination of the Investment Advisory Agreement.
4.ASSIGNMENT. This Adviser may not assign its rights and obligations hereunder without the prior approval of the Board.
5.SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.
6.GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, and the Investment Advisers Act of 1940, and any rules and regulations promulgated thereunder.
7.AMENDMENT. This Agreement may not be amended except pursuant to a writing signed by the parties hereto and in accordance with the Investment Company Act of 1940, as applicable.
8.ENTIRE AGREEMENT. This Agreement, including any schedules hereto (each of which is incorporated herein and made a part hereof), represents the entire agreement and understanding of the parties hereto, and shall supersede any prior agreements.
IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the date first written above.

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LISTED FUNDS TRUST
on behalf of the Roundhill Magnificent Seven ETF

By:        /s/ Chad E. Fickett
Name:        Chad E. Fickett
Title:        Secretary

ROUNDHILL FINANCIAL INC.

By:        /s/ Sean Poyntz
Name:        Sean Poyntz
Title:        Director of Operations

Schedule A

Expense Limits

Fund	Maximum Annual Operating Expense Limit	Initial Term End Date
Roundhill Magnificent Seven ETF	0.30%	May 1, 2027

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